UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D


UNDER THE SECURITIES EXCHANGE ACT OF 1934

AFH HOLDING III, INC.
-------------------------------------
(NAME OF ISSUER)


Common Stock, par value $0.001 per share
----------------------------------------
(TITLE OF CLASS OF SECURITIES)

None.
--------------
(CUSIP NUMBER)


Amir F. Heshmatpour
9595 Wilshire Boulevard, Suite 900
Beverly Hills, California 90212
-----------------------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF
PERSON
AUTHORIZED TO RECEIVE NOTICES AND
COMMUNICATIONS)

December 5, 2007
-----------------------------------------------------
(DATE OF EVENT WHICH REQUIRES FILING OF
THIS STATEMENT)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of {section}{section}240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box. |_|


The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



PERSON 1

| 1 |

NAMES OF REPORTING PERSONS

AFH HOLDING AND ADVISORY, LLC

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

----------------------------------------------------------------------
----------

| 2 |

CHECK THE APPROPRIATE BOX IF A MEMBER OF
A GROUP *

(a) |_|

(b) |X|
----------------------------------------------------------------------
----------

| 3 |

SEC USE ONLY

----------------------------------------------------------------------
----------

| 4 |

SOURCE OF FUNDS*

WC
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----------

| 5 |

CHECK BOX IF DISCLOSURE OF LEGAL
PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS
2(d) or 2(e)

|_|
----------------------------------------------------------------------
----------

| 6 |

CITIZENSHIP OR PLACE OF ORGANIZATION

NEVADA
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----------


| 7 | SOLE VOTING POWER

5,000,000
----------------------------------------------------------------------
----------

| 8 | SHARED VOTING POWER

0
----------------------------------------------------------------------
----------

| 9 | SOLE DISPOSITIVE POWER

5,000,000
----------------------------------------------------------------------
----------

| 10 |

SHARED DISPOSITIVE POWER

0
----------------------------------------------------------------------
----------

| 11 |

AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON

5,000,000
----------------------------------------------------------------------
----------

| 12 |

CHECK BOX IF THE AGGREGATE AMOUNT IN
ROW (11) EXCLUDES CERTAIN SHARES *
N/A
----------------------------------------------------------------------
----------

| 13 |

PERCENT OF CLASS REPRESENTED BY AMOUNT
IN ROW (11)

100%
----------------------------------------------------------------------
----------

| 14 |

TYPE OF REPORTING PERSON *

OO
----------------------------------------------------------------------
----------


PERSON 2

| 1 |

NAMES OF REPORTING PERSONS

AMIR F. HESHMATPOUR

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

----------------------------------------------------------------------
----------

| 2 |

CHECK THE APPROPRIATE BOX IF A MEMBER OF
A GROUP *

(a) |_|

(b) |X|
----------------------------------------------------------------------
----------

| 3 |

SEC USE ONLY

----------------------------------------------------------------------
----------

| 4 |

SOURCE OF FUNDS*

AF
----------------------------------------------------------------------
----------

| 5 |

CHECK BOX IF DISCLOSURE OF LEGAL
PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS
2(d) or 2(e)

|_|
----------------------------------------------------------------------
----------

| 6 |

CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
----------------------------------------------------------------------
----------


| 7 | SOLE VOTING POWER

5,000,000
----------------------------------------------------------------------
----------

| 8 | SHARED VOTING POWER

0
----------------------------------------------------------------------
----------

| 9 | SOLE DISPOSITIVE POWER

5,000,000
----------------------------------------------------------------------
----------

| 10 |

SHARED DISPOSITIVE POWER

0
----------------------------------------------------------------------
----------

| 11 |

AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON

5,000,000
----------------------------------------------------------------------
----------

| 12 |

CHECK BOX IF THE AGGREGATE AMOUNT IN
ROW (11) EXCLUDES CERTAIN SHARES *
N/A
----------------------------------------------------------------------
----------

| 13 |

PERCENT OF CLASS REPRESENTED BY AMOUNT
IN ROW (11)

100%
----------------------------------------------------------------------
----------

| 14 |

TYPE OF REPORTING PERSON *

IN
----------------------------------------------------------------------
----------


ITEM 1. Security and Issuer

This Schedule 13D relates to the common stock, par value
$0.001 per share (the "Common Stock") of AFH
HOLDING III, INC., a Delaware corporation (the
"Company"). The address of the Company's principal executive office is 9595 Wilshire Boulevard, Suite 900,
Beverly Hills, California 90212.

ITEM 2. Identity and Background

This Schedule 13D is being filed on behalf of AFH
Holding and Advisory, LLC, a limited liability company organized under the laws of the State of Nevada ("AFH
Holding and Advisory"), and Amir F. Heshmatpour, the sole Member of AFH Holding and Advisory (each the
"Reporting Person" and together the "Reporting
Persons").

AFH Holding and Advisory provides business advisory services. The address of AFH Holding and Advisory's principal office is 9595 Wilshire Boulevard, Suite 900,
Beverly Hills, California 90212.

Mr. Heshmatpour's business address is 9595 Wilshire
Boulevard, Suite 900, Beverly Hills, California
90212. Mr. Heshmatpour's principal business occupation for the last five years has been as a private investor. He is also the President, Secretary and sole director of AFH
Holding I, Inc., AFH Holding II, Inc., AFH Holding IV,
Inc., AFH Holding V, Inc., AFH Holding VI, Inc. and
AFH Holding VII, Inc. All of the aforementioned corporations are located at 9595 Wilshire Boulevard, Suite 900, Beverly Hills, California 90212. Mr.
Heshmatpour is a United States citizen.

During the past five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

During the past five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source of Amount of Funds or Other
Compensation


On April 16, 2007, the Company issued 5,000,000 shares of Common Stock to AFH Holding and Advisory for an aggregate purchase price equal to $5,000. Mr.
Heshamatpour is the sole Member of AFH Holding and Advisory.


ITEM 4. Purpose of Transaction


AFH Holding and Advisory acquired the shares of Common Stock for the purpose of acquiring control of the Company and seeking one or more strategic acquisitions.
In connection therewith, AFH Holding and Advisory plans to increase the number of directors of the Company and to appoint new directors and executive officers of the Company.


AFH Holding and Advisory may in the future directly acquire shares of Common Stock in open market or private transactions, block purchases or otherwise. AFH Holding and Advisory may continue to hold or dispose of all or some of the securities reported herein from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, subject to compliance with applicable law. Other than as set forth herein, AFH Holding and Advisory has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of the Schedule 13D. AFH Holding and
Advisory may, at any time and from time to time, review or reconsider its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.


ITEM 5. Interest in Securities of the Issuer

(a) The Reporting Persons beneficially own 5,000,000 shares of Common Stock, $0.001 par value, of AFH
Holding III, Inc. The shares of Common Stock beneficially owned by the Reporting Persons constitute
100% of the total number of shares of common stock of AFH Holding III, Inc. Applicable percentages are based upon 5,000,000 shares of common stock outstanding as of December 5, 2007.


(b) The responses of the Reporting Persons to Items 7 though 10 of the cover pages of this Schedule 13D relating to beneficial ownership of the shares of Common
Stock are incorporated herein by reference.


(c) Not applicable.





(d) Not applicable.





(e) Not applicable.





ITEM 6.  Contracts, Arrangements, Understandings
or Relationships with Respect to Securities of The
Issuer.



Other than as described in this Schedule 13D, the Reporting Persons have no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.


ITEM 7. Material to be Filed as Exhibits

None.




SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: February 19, 2008




/s/Amir F. Heshmatpour
AFH Holding and Advisory, LLC
By: Amir F. Heshmatpour,  Member



/s/Amir F. Heshmatpour
By: Amir F. Heshmatpour